37 CAPITAL INC.

Consolidated Financial Statements

December 31, 2016 and 2015

(Expressed in Canadian Dollars)

1

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of 37 Capital Inc.

We have audited the accompanying consolidated financial statements of 37 Capital Inc, which comprise the consolidated balance sheets as at December 31, 2016, and the consolidated statements of comprehensive loss, changes in shareholders’ deficiency and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of 37 Capital Inc. as at December 31, 2016, and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 2 in the consolidated financial statements which describes certain conditions that indicate the existence of a material uncertainty that cast significant doubt about 37 Capital Inc.’s ability to continue as a going concern.

Other Matter

The consolidated financial statements of 37 Capital Inc. for the year ended December 31, 2015 were audited by another auditor who expressed an unmodified opinion on those statements on April 8, 2016.

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, Canada

April 28, 2017

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37 CAPITAL INC.

Consolidated Balance Sheets

December 31,

(Expressed in Canadian Dollars)

	2016	2015

Assets

Current
Cash	$1,312	$783
GST receivable	4,608	2,492
	5,920	3,275

Mineral Property Interests (note 6)	1	1
Investment (note 7)	1	1

Total Assets	$5,922	$3,277

Liabilities

Current
Accounts payable and accrued liabilities (note 8)	$163,240	$111,240
Due to related parties (notes 9 and 20)	422,648	275,626
Refundable subscription (note 10)	10,000	25,000
Loan payable (note 11)	103,924	—
Convertible debentures (note 12)	470,215	424,644

Total Liabilities	1,170,027	836,510

Stockholders’ Deficiency

Capital Stock (note 13)	25,372,201	25,272,401
Equity Portion of Convertible Debentures Reserve (note 12)	33,706	33,706
Reserves	5,115	36,351
Deficit	(26,575,127)	(26,175,691)

Total Stockholders’ Deficiency	(1,164,105)	(833,233)

Total Liabilities and Stockholders’ Deficiency	$5,922	$3,277

Commitments (note 16)

Subsequent events (note 19)

On behalf of the Board:

”Jake H. Kalpakian” (signed)

..................................................................... Director

Jake H. Kalpakian

“Gregory T. McFarlane” (signed)

..................................................................... Director

Gregory T. McFarlane

3

37 CAPITAL INC.

Consolidated Statements of Comprehensive Loss

Years Ended December 31,

(Expressed in Canadian Dollars)

	2016	2015	2014

Revenues
Royalty revenues (note 7)	$—	$—	$4,157

Expenses
Office (note 9)	108,617	110,852	99,521
Finance and interest (notes 9 and 12)	55,402	81,125	33,415
Management fees (note 9)	35,000	60,000	33,000
Legal, accounting and audit	112,693	40,672	44,255
Rent (note 9)	28,298	29,403	26,117
Regulatory and transfer fees	5,207	6,521	9,227
Consulting	—	4,250	—
Telephone, travel, meals and entertainment	1,985	2,170	4,885
Shareholder communication	761	—	528
Impairment of investment (note 7)	—	—	799,999
	347,963	334,993	1,050,947

Net Loss	(347,963)	(334,993)	(1,046,790)

Other Comprehensive Loss
Items that may be reclassified subsequently to profit or loss:
Fair value loss on investment (note 7)	—	—	(799,999)
Transfer on impairment of investment	—	—	799,999

	—	—	—

Total Comprehensive Loss	$(347,963)	$(334,993)	$(1,046,790)

Basic and Diluted Loss per Common Share	$(0.17)	$(0.31)	$(0.98)

Weighted Average Number of Common Shares Outstanding	2,056,795	1,067,724	1,067,724

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37 CAPITAL INC.

Consolidated Statements of Changes in Stockholders’ Deficiency

(Expressed in Canadian Dollars)

	Capital Stock			Reserves
	Common Shares	Amount	Equity Portion of Convertible Debentures Reserve	Warrants	Options	Deficit	Total Shareholders’ Equity (Deficiency)

Balance, December 31, 2013	1,067,725	$25,272,401	$5,712	$5,949	$31,236	$(24,794,742)	$520,556
Net loss for the year	—	—	—	—	—	(1,046,790)	(1,046,790)
Adjustment of common shares due to fractional rounding pursuant to share consolidation	(1)	—	—	—	—	—	—
Expiry of warrants	—	—	—	(834)	—	834	—

Balance, December 31, 2014	1,067,724	25,272,401	5,712	5,115	31,236	(25,840,698)	(526,234)
Net loss for the year	—	—	—	—	—	(334,993)	(334,993)
Convertible debentures	—	—	27,994	—	—	—	27,994

Balance, December 31, 2015	1,067,724	25,272,401	33,706	5,115	31,236	(26,175,691)	(833,233)
Net loss for the year	—	—	—	—	—	(347,963)	(347,963)
Issue of common shares and warrants, net of share issue costs	1,000,000	99,800	—	—	—	—	99,800
Expiry of options	—	—	—	—	(31,236)	31,236	—
Dividend upon redemption of reorganization shares (note 5)	—	—	—	—	—	(82,709)	(82,709)

Balance, December 31, 2016	2,067,724	$25,372,201	$33,706	$5,115	$—	$(26,575,127)	$(1,164,105)

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37 CAPITAL INC.

Consolidated Statements of Cash Flows

Years Ended December 31,

(Expressed in Canadian Dollars)

	2016	2015	2014

Operating Activities
Net loss	$(347,963)	$(334,993)	$(1,046,790)
Items not involving cash
Finance expense	—	—	6,297
Impairment of investment	—	—	799,999
Interest expense on convertible debentures	45,571	79,513	21,390

	(302,392)	(255,480)	(219,104)
Changes in non-cash working capital (note 14)	203,121	5,837	196,485

Cash Used in Operating Activities	(99,271)	(249,643)	(22,619)

Financing Activities
Issue of common shares and warrants, net of share issuance costs	99,800	—	—
Issue of convertible debentures	—	250,000	—

Cash Provided by Financing Activities	99,800	250,000	—

Investing Activities
Repayment of advances from investment	—	—	20,122

Cash Provided by Investing Activities	—	—	20,122

Net Increase (Decrease) in Cash	529	357	(2,497)
Cash, Beginning of Year	783	426	2,923

Cash, End of Year	$1,312	$783	$426

Supplemental information (note 14)

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1.	NATURE OF BUSINESS

37 Capital Inc. (“37 Capital” or the “Company”) was incorporated on August 24, 1984 in British Columbia, Canada. The principal business of the Company is the acquisition, exploration and, if warranted, the development of natural resource properties.

On July 7, 2014, the Company changed its name from High 5 Ventures Inc. (“High 5”) to 37 Capital Inc. and the Company consolidated its capital stock on the basis of six (old) High 5 shares for one (new) 37 Capital share. The shares of the Company trade on the Canadian Securities Exchange under the symbol “JJJ”, and trade on the OTCQB tier of the OTC markets in the United States of America under the symbol “HHHEF”. The Company’s office is located at 300 – 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1 and its registered office is located at 1055 West Georgia Street, Suite 1500, PO Box 11117, Vancouver, British Columbia, Canada, V6E 4N7.

On February 26, 2015, the Company incorporated two wholly-owned subsidiaries, 27 Red Capital Inc. (“27 Red”) and 4 Touchdowns Capital Inc. (“4 Touchdowns”) in British Columbia, Canada. On April 30, 2015, the Company entered into an arrangement agreement with 27 Red and 4 Touchdowns (the “Arrangement”). The Arrangement was completed on February 12, 2016 (note 5).

2.	GOING CONCERN

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Several adverse conditions cast substantial doubt on the validity of this assumption. The Company has incurred significant operating losses over the past three fiscal years (2016 - $347,963; 2015 - $334,993; 2014 - $1,046,790). As of December 31, 2016, the Company has an accumulated deficit of $26,575,127, a working capital deficiency of $1,164,107 and is in default of its convertible debentures. As the Company has limited resources and no sources of operating cash flow, there can be no assurances that sufficient funding will be available to continue operations for an extended period of time.

The application of the going concern concept is dependent upon the Company’s ability to raise sufficient funding to pay creditors and to satisfy its liabilities as they become due. Management is actively engaged in the review and due diligence on opportunities of merit and is seeking to raise the necessary capital to meet its funding requirements. There can be no assurance that management’s plan will be successful.

If the going concern assumption were not appropriate for these consolidated financial statements then adjustments may be necessary in the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used. Such adjustments could be material.

3.	BASIS OF PRESENTATION

(a)	Statement of compliance

These consolidated financial statements are prepared in accordance with the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting interpretation Committee (“IFRIC”).

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3.	BASIS OF PRESENTATION (Continued)

(b)	Basis of presentation

These consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value.

In addition, these consolidated financial statements have been prepared on the accrual basis, except for cash flow information. These consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency.

(c)	Approval of the consolidated financial statements

These consolidated financial statements were approved and authorized for issue by the Board of Directors on April 28, 2017.

(d)	Reclassification

Certain prior period amounts in these consolidated financial statements have been reclassified to conform to current period’s presentation. These reclassifications had no net effect on the consolidated results of operations or financial position for any period presented.

(e)	Use of estimates and judgments

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom equal the actual results. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The key area of judgment applied in the preparation of the consolidated financial statements that could result in a material adjustment to the carrying amounts of assets and liabilities is as follows:

·	assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that give rise to significant uncertainty.

The key estimates applied in the preparation of the consolidated financial statements that could result in a material adjustment to the carrying amounts of assets and liabilities are as follows:

·	The provision for income taxes and recognition of deferred income tax assets and liabilities; and

·	The inputs in determining the liability and equity components of the convertible debentures.

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4.	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies of the Company include the following:

(a)	Principles of consolidation

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are currently exercisable are taken into account. The financial statements of the Company’s former wholly-owned subsidiaries, 27 Red and 4 Touchdowns are included in the consolidated financial statements from the date that control commenced to the date that control ceased.

Intercompany balances and transactions and any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

(b)	Financial instruments

(i)	Financial assets

The Company classifies its financial assets in the following categories: financial assets at fair value through profit or loss (“FVTPL”), loans and receivables, held-to-maturity and available for sale (“AFS”). The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets at recognition.

Fair value through profit or loss

Financial assets are classified as FVTPL when the financial asset is held-for-trading or it is designated as FVTPL. A financial asset is classified as FVTPL when it has been acquired principally for the purpose of selling in the near future; it is a part of an identified portfolio of financial instruments that the company manages and has an actual pattern of short-term profit-taking or if it is a derivative that is not designated and effective as a hedging instrument. Upon initial recognition, attributable transaction costs are recognized in profit or loss when incurred. Financial instruments at FVTPL are measured at fair value, and changes therein are recognized in profit or loss. The Company classifies its cash as FVTPL.

Loans and receivables

Trade receivables, loans and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Loans and receivables are initially recognized at the transaction value and subsequently carried at amortized cost less impairment losses. The impairment loss on receivables is based on a review of all outstanding amounts at year-end. Interest income is recognized by applying the effective interest rate method.

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4.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)       Financial instruments (Continued)

(i)	Financial assets (Continued)

Held-to-maturity

Held-to-maturity financial assets are recognized on a trade-date basis and are initially measured at fair value using the effective interest rate method.

Available-for-sale

AFS financial assets are non-derivatives that are either designated as AFS or not classified in any of the other financial assets categories. Changes in the fair value of AFS financial assets other than impairment losses are recognized as other comprehensive loss and classified as a component of equity. The Company classifies its investment as AFS.

(ii)	Financial liabilities

The Company classifies its financial liabilities as FVTPL or other financial liabilities.

Fair value through profit or loss

Financial liabilities classified as FVTPL include financial liabilities held-for-trading and financial liabilities designated upon initial recognition as FVTPL. Fair value changes on financial liabilities classified as FVTPL are recognized in profit or loss.

Other financial liabilities

Other financial liabilities are non-derivatives and are recognized initially at fair value, net of transaction costs incurred, and are subsequently stated at amortized cost using the effective interest rate method. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit or loss over the period to maturity using the effective interest method. Other financial liabilities are classified as current or non-current based on their maturity date. The Company classifies accounts payable and accrued liabilities, due to related parties, and convertible debentures as other financial liabilities.

(iii)	Impairment

The Company assesses at each reporting date whether there is objective evidence that financial assets, other than those designated as FVTPL, are impaired. When impairment has occurred, the cumulative loss is recognized to profit or loss. For financial assets carried at amortized cost, the amount of the impairment loss recognized is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate. When an AFS financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss in the period the impairment occurred.

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4.       SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)	Mineral property interests

Costs directly related to the acquisition, exploration and evaluation of resource properties are capitalized once the legal rights to explore the resource properties are acquired.

If it is determined that capitalized acquisition, exploration and evaluation costs are not recoverable, or the property is abandoned or management has determined impairment in value, the property is written down to its recoverable amount.

From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee, and accordingly, are recorded as mineral property costs or recoveries when the payments are made or received. After costs are recovered, the balance of the payments received is recorded as a gain on option or disposition of mineral property.

Once the technical feasibility and commercial viability of the extraction of mineral resources are demonstrable, mineral property interests attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property and equipment. To date, none of the Company’s mineral property interests has demonstrated technical feasibility and commercial viability. The recoverability of the carrying amount of any mineral property interests is dependent on successful development and commercial exploitation or, alternatively, sale of the respective areas of interest.

(d)	Impairment

At the end of each reporting period, the Company’s assets are reviewed to determine whether there is any indication that those assets may be impaired. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period. For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

When an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

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4.       SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)	Decommissioning liabilities

An obligation to incur decommissioning and site rehabilitation costs occurs when environmental disturbance is caused by exploration, evaluation, development or ongoing production.

Decommissioning and site rehabilitation costs arising from the installation of plant and other site preparation work, discounted to their net present value, are provided when the obligation to incur such costs arises and are capitalized into the cost of the related asset. These costs are charged against operations through depreciation of the asset and unwinding of the discount on the provision.

Depreciation is included in operating costs while the unwinding of the discount is included as a financing cost. Changes in the measurement of a liability relating to the decommissioning or site rehabilitation of plant and other site preparation work are added to, or deducted from, the cost of the related asset.

The costs for the restoration of site damage, which arises during production, are provided at their net present values and charged against operations as extraction progresses.

Changes in the measurement of a liability, which arise during production, are charged against operating profit. The discount rate used to measure the net present value of the obligations is the pre-tax rate that reflects the current market assessment of the time value of money and the risks specific to the obligation. To date the Company does not have any decommissioning liabilities.

(f)	Income taxes

Income tax expense consisting of current and deferred tax expense is recognized to profit or loss. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period-end, adjusted for amendments to tax payable with regard to previous years.

Deferred tax assets and liabilities and the related deferred income tax expense or recovery are recognized for deferred tax consequences attributable to differences between the carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

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4.       SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g)	Share-based payments

The Company grants stock options to directors, officers, employees and consultants of the Company. The fair value of share-based payments to employees is measured at grant date, using the Black-Scholes option pricing model, and is recognized over the vesting period using the graded method. Fair value of share-based payments for non-employees is recognized and measured at the date the goods or services are received based on the fair value of the goods or services received. If it is determined that the fair value of goods and services received cannot be reliably measured, the share-based payment is measured at the fair value of the equity instruments issued using the Black-Scholes option pricing model.

For both employees and non-employees, the fair value of share-based payments is recognized as either an expense or as mineral property interests with a corresponding increase in option reserves. The amount to be recognized as expense is adjusted to reflect the number of share options expected to vest. Consideration received on the exercise of stock options is recorded in capital stock and the related share-based payment is transferred from the stock option reserve to capital stock. For unexercised options that expire, the recorded value is transferred to deficit.

(h)	Convertible debentures

The liability component of convertible debentures is recognized initially at the fair value of a similar liability that does not have a conversion option. The equity component is recognized initially, as the difference between the fair value of the convertible debenture as a whole and the fair value of the liability component. Transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts. Subsequent to initial recognition, the liability component of the convertible debenture is measured at amortized cost using the effective interest method. The equity component is not re-measured subsequent to initial recognition.

(i)	Loss per share

Loss per share is calculated by dividing net loss attributable to common shares of the Company by the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted loss per share. Under this method, the dilutive effect on earnings per share is calculated on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to purchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

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4.       SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j)	Capital stock

Proceeds from the exercise of stock options and warrants are recorded as capital stock. The proceeds from the issuance of units of the Company are allocated between common shares and warrants based on the residual value method. Under this method, the proceeds are allocated first to capital stock based on the fair value of the common shares at the time the units are issued and any residual value is allocated to the warrants. When the warrants are exercised, the related value is transferred from the warrant reserve to capital stock. For unexercised warrants that expire, the recorded value is transferred from the warrant reserves to deficit.

(k)	Foreign currency translation

Amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)	Monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;

(ii)	Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)	Revenues and expenses (excluding amortization, which is translated at the same rate as the related asset), at the rate of exchange on the transaction date.

Exchange differences are recognized in profit or loss in the period which they arise.

(l)	Accounting standards issued but not yet applied

At the date of the approval of the financial statements, a number of standards and interpretations were issued but not effective. The Company considers that these new standards and interpretations are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

5.	PLAN OF ARRANGEMENT

On February 26, 2015, the Company incorporated two wholly-owned private British Columbia subsidiaries, 27 Red Capital Inc. (“27 Red”) and 4 Touchdowns Capital Inc. (“4 Touchdowns”). On April 30, 2015, the Company entered into an arrangement agreement with 27 Red and 4 Touchdowns. In respect to the Arrangement, the Company applied for an Interim Order which was granted on May 6, 2015 by the Supreme Court of British Columbia, and on June 12, 2015 the Company received final court approval for the Arrangement.

The Company completed the Arrangement with 27 Red and 4 Touchdowns on February 12, 2016 (“Effective Date”). On the Effective Date, shareholders of the Company received one new common share, one Class 1 Reorganization Share and one Class 2 Reorganization Share of the Company. On the Effective Date, all of the Class 1 Reorganization Shares were transferred by the shareholders of the Company to 27 Red in exchange for 2,067,724 common shares of 27 Red on a pro rata basis (resulting in one common share of 27 Red being issued for every one Class 1 Reorganization Share). Immediately following this, the Company redeemed all of the Class 1 Reorganization Shares held by 27 Red by a cash payment of $20,677 and issuance of a promissory note of $20.677. The promissory note is non-interest bearing, unsecured and due on demand. The redemption of shares was distributed to the shareholders’ of 27 Red as a capital distribution and recorded as a dividend.

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5.	PLAN OF ARRANGEMENT (Continued)

On the Effective Date, all of the Class 2 Reorganization Shares were transferred by the shareholders of the Company to 4 Touchdowns in exchange for 2,067,724 common shares of 4 Touchdowns on a pro rata basis (resulting in one common share of 4 Touchdowns being issued for every one Class 2 Reorganization Share). Immediately following this, the Company redeemed all of the Class 2 Reorganization Shares held by 4 Touchdowns by a cash payment of $20,677 and issuance of a promissory note of $20,677. The promissory note is non-interest bearing, unsecured and due on demand. The redemption of shares was distributed to the shareholders’ of 4 Touchdowns as a capital distribution and recorded as a dividend.

In connection with the above transaction, the Company recorded the amount of $82,709 as payable to related parties, 27 Red and 4 Touchdowns.

6.	MINERAL PROPERTY INTERESTS

Extra High Property

The Company holds 33% interest in the Extra High Property. The Extra High Property is subject to a 1.5% Net Smelter Royalty (“NSR”), 50% of which, or 0.7%, can be purchased at any time by paying $500,000. The claims making up the Extra High Property expire December 25, 2019.

7.	INVESTMENT

In April 2013, the Company entered into an agreement with a Mexican gaming company, whereby the Company agreed to purchase a royalty revenue stream of an amount the greater of 10% of the net profits or 5% of the gross revenues of the Mexican casino for $800,000. As of December 31, 2013, the Company invested $800,000 and advanced $49,200 for working capital purposes. The Mexican gaming company repaid the $49,200 advanced and the Company recognized $4,157 in royalty revenue during the year ended December 31, 2014. As at December 31, 2014, the Company assessed the fair value of the investment and recorded impairment of $799,999 on the investment due to nominal royalty payments received by the Company.

8.	ACCOUNTS PAYABLE AND ACCRUED LIABILITES

	December 31, 2016	December 31, 2015

Trade payables	$141,930	$85,453
Accrued liabilities	21,310	25,787
	$163,240	$111,240

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9.	RELATED PARTY TRANSACTIONS

The amounts due to related parties are unsecured, payable on demand as at December 31, 2016 and 2015 consist of the following:

	2016	2015

Advances from directors (interest at prime plus 1%)	$45,505	$38,528
Entities controlled by directors (non-interest-bearing)	377,143	237,098

	$422,648	$275,626

Included in convertible debentures is $317,089 (2015 - $286,518) owing to the Chief Executive Officer and a director of the Company (note 12).

During the years ended December 31, 2016, 2015 and 2014, the following amounts were charged by related parties.

	2016	2015	2014

Interest charged on amounts due to related parties	$978	$928	$4,716
Rent charged by entities with common directors (note 16)	28,298	29,403	26,117
Office expenses charged by an entity with common directors (note 16)	86,044	86,332	87,899

	$115,320	$116,663	$118,732

The remuneration of directors and key management personnel during the years ended December 31, 2016, 2015 and 2014 is as follows:

	2016	2015	2014

Management fees (note 16)	$35,000	$60,000	$33,000

10.	REFUNDABLE SUBSCRIPTION

During the year ended December 31, 2016, the Company cancelled subscription agreements of a non-brokered private placement totalling $45,000. As at December 31, 2016, the Company has refunded $35,000 and the remaining $10,000 is owing.

11.	LOAN PAYABLE

During the year ended December 31, 2016, the Company entered into an agreement with an arm’s length party whereby the party would pay certain debts owed by the Company. The loan is non-interest bearing, unsecured and due on demand. As of December 31, 2016, the balance payable is $103,924.

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12.	CONVERTIBLE DEBENTURES FINANCING

Convertible Debentures Financing 2015

On January 6, 2015, the Company closed a convertible debenture financing with two directors of the Company for the amount of $250,000. The convertible debentures matured on January 6, 2016, and bear interest at the rate of 12% per annum payable on a quarterly basis. The convertible debentures are convertible into common shares of the Company at a conversion price of $0.30 per share. The liability component of the convertible debentures was recognized initially at the fair value of a similar liability with no equity conversion option, which was calculated based on the application of a market interest rate of 20%. On the initial recognition of the convertible debentures, the amount of $222,006 was recorded under convertible debentures and the amount of $27,994 has been recorded under the equity portion of convertible debenture reserve.

As of December 31, 2016, the convertible debentures are in default; however, the Company has not been served with a default notice.

Convertible Debentures Financing 2013

During the year ended December 31, 2013, the Company issued several convertible debentures for a total amount of $975,000 to several arm’s length parties. The convertible debentures have a maturity date of 18 months from the date of closing, and bear interest at the rate of 15% per annum payable on a quarterly basis. The convertible debentures are convertible into common shares of the Company at a conversion price of $1.50 per share. The liability component of the convertible debenture was recognized initially at the fair value of a similar liability with no equity conversion option, which was calculated based on the application of a market interest rate of 20%. The difference between the $975,000 face value of the debentures and the fair value of the liability component was recognized in equity. On the initial recognition of the convertible debentures, the amount of $913,072 has been recorded under convertible debentures and the amount of $61,928 has been recorded under the equity portion of convertible debentures.

Pursuant to the financing, the Company has made cash payments of $48,000 and issued 2,000 common shares of the Company and 3,333 agent warrants of the Company with fair value of $8,115 as finders’ fees. Each warrant entitles the holder to purchase one additional common share of the Company at a price of $1.50 per share until July 23, 2018. The amount of transaction costs directly attributable to the financing of $56,115 were allocated to the liability and equity components of the debenture proportionately at $52,551 and $3,564, respectively. The discount on the debentures is being accreted such that the liability component will equal the face value of the debentures at maturity plus accrued interest.

On September 4, 2013, the amount of $858,118 which comprised of certain convertible debentures and their corresponding accrued interest was converted into 610,724 common shares of the Company. The equity portion of the convertible debentures was reduced in the amount of $52,562.

As of December 31, 2016, one of the convertible debentures is in default, however, the Company has not been served with a default notice.

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12.       CONVERTIBLE DEBENTURES FINANCING (Continued)

The following table reconciles the fair value of the debentures to the carrying amount.

	Liability Component	Equity Component	Total

Balance, December 31, 2013	$95,438	$5,712	$101,150
Accretion of discount	19,746	—	19,746
Amortization of transaction costs	6,297	—	6,297
Interest accrued	1,644	—	1,644

Balance, December 31, 2014	123,125	5,712	128,837
Gross proceeds to allocate	222,006	27,994	250,000
Accretion of discount	34,924	—	34,924
Interest accrued	44,589	—	44,589
Balance, December 31, 2015	424,644	33,706	458,350
Interest accrued	45,571	—	45,571
Balance, December 31, 2016	$470,215	$33,706	$503,921

13.	CAPITAL STOCK

(a)	Authorized

Unlimited number of common and preferred shares without par value.

As of December 31, 2016, there are no preferred shares issued.

(b)	Issued

As of December 31, 2016, there are 2,067,724 common shares issued and outstanding.

On July 7, 2014, the Company consolidated its common shares on the basis of six pre-consolidation common shares for one post-consolidation common share. The numbers of common shares, stock options, warrants, as well as loss per share in these consolidated financial statements have been retroactively restated to reflect the consolidation.

During the year ended December 31, 2016, the Company completed the following financing:

·	On January 4, 2016, the Company closed a non-brokered private placement issuing 1,000,000 units at $0.10 per unit for gross proceeds to the Company of $100,000. Each unit consists of one common share of the Company and one share purchase warrant exercisable for one additional common share of the Company at an exercise price of $0.135 per common share until January 4, 2021.

There were no shares issued during the years ended December 31, 2015 and 2014.

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13.	CAPITAL STOCK (Continued)

(c)       Warrants

Warrants activity is as follows:

	Number of Warrants	Weighted Average Exercise Price

Balance, January 1, 2014	293,983	$2.09
Expired	(23,148)	$9.00
Balance, December 31, 2014 and 2015	270,835	$1.50
Expired	(267,502)	$1.50
Issued	1,000,000	$0.20
Balance, December, 2016	1,033,333	$0.14

As of December 31, 2016, the following warrants were outstanding:

Expiry Date	Exercise Price	Number of Warrants Outstanding

July 23, 2018	$1.50	3,333
January 4, 2021	$0.135	1,000,000
		1,003,333

The weighted average remaining contractual life for warrants outstanding at December 31, 2016 is 4.01 years.

(d)       Stock options

The Company’s 2015 Stock Option Plan provides that the Board of Directors of the Company may grant to directors, officers, employees and consultants of the Company options to acquire up to 20% of the issued and outstanding common shares of the Company calculated from time to time on a rolling basis. The terms of the options are determined at the date of grant.

Options activity is as follows:

	Number of Options	Weighted Average Exercise Price

Balance, December 31, 2014 and 2015	33,334	$1.20
Expired	(33,334)	$1.20
Balance, December 31, 2016	—	$0.00

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13.	CAPITAL STOCK (Continued)

(d)       Stock options (continued)

As of December 31, 2016, there were no stock options outstanding.

14.	CHANGES IN NON-CASH WORKING CAPITAL

	2016	2015	2014

GST receivable	$(2,116)	$610	$(1,501)
Accounts payable and accrued liabilities	112,924	27,659	37,398
Due to related parties	92,313	(22,432)	160,588

	$203,121	$5,837	$196,485

Supplemental information
Non-cash items
Repayment of advances from investment in lieu of cash	$—	$—	$29,078
Interest expense included in convertible debt	$15,000	$15,000	$21,390
Interest expense included in due to related parties	$30,978	$65,518	$4,716

15.	INCOME TAXES

Income tax expense differs from the amount that would be computed by applying the Canadian statutory income tax rate of 26.00% to income before income taxes.

	2016	2015	2014

Loss before income taxes	$347,963	$334,993	$1,046,790
Statutory income tax rate	26.00%	26.00%	26.00%

Expected income tax benefit	90,470	87,098	272,165
Items not deductible for income tax purposes	—	(81)	(171)
Change in timing differences	—	—	(108,784)
Underprovided in prior years	783	57,063	(5,584)
Effect of change in tax rate	—	—	—
Unrecognized benefit of deferred tax assets	(89,688)	(144,080)	(157,626)

Income tax expense	$—	$—	$—

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15.       INCOME TAXES (Continued)

The Company recognizes tax benefits on losses or other deductible amounts where it is probable the Company will generate sufficient taxable income to utilize deferred tax assets. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	2016	2015

Excess of unused exploration expenditures over carrying value of mineral property interests	$2,656,167	$2,656,167
Excess of undepreciated capital cost over carrying value of fixed assets	650,381	650,381
Non-refundable mining investment tax credits	988	988
Long-term investment	400,000	400,000
Share issue cost	9,600	19,200
Non-capital losses carried forward	3,664,085	3,309,523
Capital losses carried forward	993,649	993,649

Unrecognized deductible temporary differences	$8,374,870	$8,029,908

The Company’s unrecognized unused non-capital tax losses have the following expiry dates:

2027	$590,000
2028	306,000
2029	487,000
2030	454,000
2031	333,000
2032	163,000
2033	172,000
2034	457,000
2035	344,000
2036	358,000

$3,664,000

The Company has available approximate net capital losses of $994,000 that may be carried forward indefinitely. The Company has available resource-related deductions of approximately $2,656,000 that may be carried forward indefinitely.

16.	COMMITMENTS

(a)	The Company had an agreement for management services (the “Management Services Agreement”) with Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”), a private company owned by two directors of the Company whereby as of July 1, 2014 Kalpakian Bros. provided management services to the Company at a monthly rate of $5,000 plus applicable taxes. Effective as of August 1, 2016, the Management Services Agreement has been terminated by mutual consent.

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16.       COMMITMENTS (Continued)

b) The Company, together with Jackpot Digital Inc. (“Jackpot”) and Green Arrow Resources Inc. (“Green Arrow”), companies with certain common directors, had entered into an office lease agreement with an arm’s length party for office space effective as of August 1, 2014 for a one-year period which was extended until July 31, 2016. The office lease agreement has been further extended for a period of one year until July 31, 2017. Under the office lease agreement, as of August 1, 2016, the three companies are required to pay a monthly base rent of $7,194 plus property and operating expenses for the leased premises. A lease deposit of $10,000 has been made by Jackpot. As of December 1, 2016, Green Arrow is no longer obligated and required to pay its proportionate share of the office rent.

c) The Company has an agreement for office support services with Jackpot, a company with common directors. Under the agreement, the Company is entitled to receive office support services from Jackpot at a monthly rate of $7,000 plus applicable taxes. The agreement expires April 30, 2017. The agreement can be terminated by either party upon giving three months’ written notice.

17.	CAPITAL MANAGEMENT

The Company considers its capital to be comprised of stockholders’ deficiency and convertible debenture.

The Company’s objective when managing capital is to maintain adequate levels of funding to support the acquisition, exploration and, if warranted, the development of mineral properties, to invest in non-mining related projects and to maintain the necessary corporate and administrative functions to facilitate these activities. This is done primarily through equity and debt financing. Future financings are dependent on market conditions and there can be no assurance that the Company will be able to raise funds in the future. There were no changes to the Company’s approach to capital management during the year ended December 31, 2016. The Company is not subject to externally imposed capital requirements.

18.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

(a)	Risk management overview

The Company's activities expose it to a variety of financial risks including credit risk, liquidity risk and market risk. This note presents information about the Company's exposure to each of the above risks, the Company's objectives, policies and processes for measuring and managing risk, and the Company's management of capital. The Company employs risk management strategies and policies to ensure that any exposure to risk is in compliance with the Company's business objectives and risk tolerance levels. While the Board of Directors has the overall responsibility for the Company's risk management framework, the Company's management has the responsibility to administer and monitor these risks.

(b)	Fair value of financial instruments

The fair values of cash, accounts payable and accrued liabilities and due to related parties approximate their carrying values due to the short-term maturity of these instruments.

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18.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

(b)	Fair value of financial instruments (continued)

Fair value hierarchy

IFRS 7 Financial Instruments: Disclosures requires classification of fair value measurements using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The levels of the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3: Inputs for assets or liabilities that are not based on observable market data.

The Company’s cash, accounts payable and due to related parties are considered Level 1, convertible debentures and investments are considered Level 2 and Level 3, respectively, of the fair value hierarchy.

(c)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.

The financial instruments that potentially subject the Company to a significant concentration of credit risk consist of cash. The Company mitigates its exposure to credit loss associated with cash by placing its cash with a major financial institution.

(d)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meets its financial obligations as they are due. The Company's approach to managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities when due.

At December 31, 2016, the Company had cash of $1,312 (2015 - $783) available to apply against short-term business requirements and current liabilities of $1,170,027 (2015 - $836,510). All of the current liabilities, except for convertible debentures, are due within 90 days. Amounts due to related parties are due on demand.

(e)	Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates, will affect the Company's net earnings or the value of financial instruments. As at December 31, 2016, the Company is not exposed to significant interest rate risk, currency risk or other price risk on its financial assets and liabilities due to the short term maturity of its financial liabilities and fixed interest rate on the convertible debentures.

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19.	SUBSEQUENT EVENTS

a)	On January 13, 2017, a Notice of Civil Claim was filed in the Supreme Court of British Columbia by 310047 B.C. Ltd. against the Company for the sum of $53,024 being the amount due by the Company to 310047 B.C. Ltd. pursuant to an assignment by the Company’s solicitor Clark Wilson LLP. On February 21, 2017, an Assignment of Debt Agreement has been entered into among Clark Wilson LLP, 310047 B.C. Ltd., and JAMCO Capital Partners Inc. (“JAMCO”) whereby the outstanding balance has been assigned to JAMCO. The Company has acknowledged this assignment to JAMCO and has agreed to adjust the Company’s financial accounts and records to reflect this assignment. JAMCO is an arm’s length party to the Company. As a result of this Assignment of Debt Agreement, a Notice of Discontinuance was filed in the Supreme Court of British Columbia on March 21, 2017 by 310047 B.C. Ltd. and Clark Wilson LLP whereby the Civil Claim against the Company has been discontinued.

b)	On April 25, 2017, the Company made a payment to Green Arrow in the amount of $27,227 which was included in Due to related parties as of December 31, 2016.

c)	Effective as of April 1, 2017, Mr. Bedo H. Kalpakian has stepped down as the Company’s President, CEO & CFO and remains as a director of the Company. In replacement to Mr. Bedo H. Kalpakian, effective as of April 1, 2017 Mr. Jacob H. Kalpakian has become the President & CEO of the Company, and Mr. Neil Spellman has become the CFO of the Company.

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